SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 05, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Held Company	Publicly Held Company
Corporate Taxpayer Registration	Corporate Taxpayer Registration
76.535.764/0001-43	02.570.688/0001-70
Board of Trade 53 3 0000622 9	Board of Trade 53 3 0000581 8

MATERIAL FACT

BRASIL TELECOM PARTICIPAÇÕES S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4) and BRASIL TELECOM S.A. (NYSE: BTM; BOVESPA: BRTO3/BRTO4), hereby collectively referred to as the Companies, in compliance with Paragraph 4 of Art. 157 of Law 6,404/76, as amended, and Brazilian Securities and Exchange Commission – CVM Instruction 358/02, inform to the market in general that BRASIL TELECOM S.A. (“BrT”) intends to book provisions in its financial statements relating to the fiscal year ended on December 31st, 2005 in the amount of R$ 622 million, with an impact on the Companies financial statements.

The provisions which are intended to be booked, on extraordinary basis, refer to the following items:

R$ million

1. Contingencies related to probable risks in 2005 due to labor and social security legal proceedings, in particular regarding BrT’s subsidiary liability, as well as administrative proceedings.	198

2. Adjustments in the actuarial calculation of retirement plan obligations of Fundação BrT Prev (“Fundação BrT”), by virtue of the adjustment of its mortality table. Fundação BrT will adopt table UP94, segregated by sex and set forward in 2 years, replacing table UP84, based on a recommendation from its independent actuarial consultant.	171

3. Write-off of tax credits, in particular of the ICMS (Value Added) tax levied on supplies used in the maintenance of BrT’s fixed telephone plant and on electric energy consumption.	127

4. Risks of losses in client’s bills subject to co-billing procedures of other fixed and mobile telephone operators.	74

5. Provisions due to the deduction of interconnection costs, in compliance with Law 9,998, dated August 17, 2000, Law 10,052, dated November 28, 2000, and the decision rendered on December 15, 2005 by ANATEL - Agência Nacional de Telecomunicações, in which the calculation basis of the FUST – Fundo de Universalização de Serviços de Telecomunicações (Universalization of Telecommunications Services Fund) was altered.	52

BrT will continue to take measures, when applicable, in order to discuss its rights in all available levels of jurisdiction.

The Companies clarify that the amount for such provisions intended to be booked will not generate immediate impacts in BrT’s cash in the short term and will disclose to the market any and all additional information related to this Material Fact.

Brasil Telecom Participações S.A. and Brasil Telecom S.A. reassure its commitment to keep its high standards of transparency and corporate governance, as well as to continue to value its investors, clients, employees and partners.

Brasília, January 5th, 2006.

Charles Laganá Putz

Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 05, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer